Filed by First Merchants Corporation pursuant to
                                       Rule 425 under the Securities Act of 1933

                                    Subject Company: First Merchants Corporation

                                     Registration Statement File No.: 333-153656




On October 22, 2008, Lincoln Bancorp issued the following press release:




October 22, 2008


                  LINCOLN BANCORP ANNOUNCES THIRD QUARTER LOSS
                          DUE TO MERGER RELATED CHARGES

Lincoln Bancorp (NASDAQ GM: LNCB), the holding company of Lincoln Bank, announced today that excluding certain charges related to its proposed merger as discussed below, Lincoln's net income for the third quarter ended September 30, 2008 would have been $932,000 or $.18 for both basic and diluted earnings per share. Despite a difficult economic climate, Lincoln recorded increases in net interest income and net interest margin for the quarter compared to the third quarter of 2007. However, as a result of accounting charges related to the Lincoln's proposed merger - most significantly a write-down of goodwill on the books from previous acquisitions - Lincoln will show a net loss for financial reporting purposes.

As announced on September 3, 2008, Lincoln entered an Agreement of Reorganization and Merger with First Merchants Corporation. In all merger transactions, goodwill recorded on the books of the company being acquired as a result of prior acquisitions of other companies is eliminated at the time of the merger. In the case of the proposed merger between Lincoln and First Merchants and the exchange ratio contained in the merger agreement, accounting rules required that an evaluation of goodwill for impairment be performed. This evaluation determined that goodwill from previous acquisitions should be eliminated immediately rather than at the conclusion of the merger.

The following table summarizes the effects of the merger charges including: accounting, legal and investment bank expenses and the elimination of goodwill as discussed above, on net income and earnings per share (EPS) for both quarter to date and year to date ending September 30, 2008.

--------------------------------- ------------------------------ -------------------- -----------------------
$ in 000's except EPS figures      Excluding merger costs and     Merger Costs and        Actual results
                                      goodwill elimination            goodwill
                                                                     elimination
-------------------------------------------------------------------------------------------------------------
Net income after tax-
  quarter ending September 30,2008          $ 932                   $(24,240)             $(23,308)
Net income after tax-
  -nine-month period ending
   September 30,2008                       $2,076                   $(24,240)             $(22,164)
Quarter-to-date EPS basic                    $.18                     $(4.78)               $(4.60)
Quarter-to-date EPS diluted                  $.18                     $(4.78)               $(4.60)
Year-to-date EPS basic                       $.41                     $(4.80)               $(4.39)
Year-to-date EPS diluted                     $.41                     $(4.80)               $(4.39)
--------------------------------- ------------------------------ -------------------- -----------------------

This accounting charge for the elimination of goodwill had no effect on Lincoln's cash flow or the regulatory capital of Lincoln Bancorp or Lincoln Bank. Regulatory capital measurements used to assess the strength of individual banks, as well as the safety and soundness of the entire banking system, ignore goodwill as a component of capital.

The Bank remains "well-capitalized" with a Tier 1 Risk-Based Capital Ratio of 10.38%, a Leverage Ratio of 8.67%, and a Total Risk-Based Capital Ratio of
11.55%. Lincoln Bancorp remains "well capitalized" with respect to Tier 1 Risk-Based and Leverage Ratios of 10.31% and 8.61%, respectively, and "well capitalized" with respect to Total Risk-Based Capital at 11.47%.

Minimum capital adequacy regulatory ratios are 4.00% for Tier 1 Risk-Based, 4.00% for Leverage Ratio and 8.00% for Total Risk-Based capital.

Jerry Engle, the Company's President and Chief Executive Officer stressed, "This accounting entry for goodwill, prompted by our agreement to merge with First Merchants Corporation, has absolutely no effect on Lincoln Bank's soundness as a financial institution, the bank's cash flow or the regulatory capital of Lincoln Bank or Lincoln Bancorp. Our customers can expect the same high level of service they are accustomed to." Mr. Engle also noted, "We are pleased with our core earnings during this time of financial uncertainty. Lincoln has maintained its community bank focus and our merger with First Merchants Corporation will allow us to continue that emphasis going forward."

Michael Rechin, President and Chief Executive Officer of First Merchants Corporation commented, "We look forward to the conclusion of our announced merger with Lincoln Bancorp. These merger charges were fully anticipated by us prior to our September 3rd announcement to merge with Lincoln Bancorp. All required applications for approval have been filed and, at this time, no delays are expected in completing the transaction by our announced target date of December 31, 2008."

Net income excluding merger expenses and goodwill elimination was $932,000 for the quarter ended September 30, 2008 or $.18 for both basic and diluted earnings per share. This compares to net income in the third quarter of 2007 totaling $521,000, or $.10 for both basic and diluted earnings per share.

Excluding the merger related charges and goodwill elimination, net income was $2,076,000 for the nine-month period ended September 30, 2008 or $.41 for both basic and diluted earnings per share.

Assets totaled $831.1 million at September 30, 2008, a decrease from December 31, 2007 of $58.2 million. The largest decrease in assets occurred in securities available for sale, down $26.0 million and net loans, down $11.2 million. Additionally, other assets declined $23.9 million from the elimination of goodwill. The decline in loans occurred in residential real estate mortgages, down $13.5 million and indirect consumer loans, down $8.8 million. Both of these declines are in line with management's expectations. The majority of our fixed rate mortgage product is currently being sold in the secondary market and indirect activity has been substantially reduced due to competition. Home equity loans increased by $14.2 million and commercial loans increased by $2.7 million from December 31, 2007. The increase in allowance for loan losses accounted for $1.7 million of the decline in net loans. Cash and cash equivalents increased $1.0 million from year end 2007 as federal funds sold increased temporarily. The decline in investment securities available for sale was primarily from called securities during the first quarter with proceeds not reinvested, but instead utilized to offset reductions in public fund money market deposits.

Total deposits were $594.5 million at September 30, 2008, a decrease of $61.9 million from year end December 31, 2007. The decline occurred primarily in money market deposits down $49.0 million and certificates of deposit, down $36.3 million. This decline in money market deposits was due to the outflow of public fund deposits as local governments paid bills as well as sought higher interest rate alternatives. These were partially offset by increases in lower cost deposits such as noninterest-bearing and interest-bearing demand deposit accounts, up $1.5 million and $19.2 million, respectively, and savings accounts, up $2.5 million from December 31, 2007. Borrowings increased by $31.1 million from year end 2007 to $140.3 million at September 30, 2008 as wholesale borrowing costs declined below competitive rates for public funds and certain single service certificate of deposit customers.

Net interest income for the third quarter of 2008 was $6,152,000 compared to $5,501,000 for the same period in 2007. Net interest margin improved to 3.11% for the three-month period ended September 30, 2008 compared to 2.69% for the same period in 2007. The average yield on earning assets declined 83 basis points in the third quarter of 2008 compared to the same period in 2007 while the average cost of interest-bearing liabilities decreased 141 basis points for the same period. This improved the interest rate spread to 2.80% for the three month period ended September 30, 2008 from 2.22% for the same period in 2007, or 58 basis points.

Net interest income for the nine months ended September 30, 2008 was $18,057,000 compared to $16,198,000, an increase of $1,859,000 or over 11%. Net interest margin increased to 3.02% from 2.62% in the same period a year ago. The average earning asset yield for the first nine months in 2008 decreased by 54 basis points while the cost of interest bearing liabilities decreased by 108 basis points. This improved our spread to 2.69% in 2008 from 2.15% in 2007 or 54 basis points.

The Bank's provision for loan losses for the third quarter of 2008 was $356,000 compared to $150,000 for the same period in 2007. For the nine-month period ended September 30, 2008, the provision for loan losses totaled $2,162,000 compared to $457,000 for the same period in 2007. The difference between the periods was the result of the additional provision taken during the first quarter  of 2008.  Nonperforming  loans to total  loans at  September  30,  2008 increased to 2.08% from 1.22% at December 31, 2007. Nonperforming loans increased $5.3 million to $13.2 million since December 31, 2007. More than half of this increase was related to one specific relationship that had been considered in our analysis of the allowance for loan losses at March 31, 2008 and provided accordingly through additional provision at that time. We continue to work towards resolution on this credit and, at this time, believe we are adequately reserved. Nonperforming assets to total assets were 1.71% at September 30, 2008 compared to .95% at December 31, 2007. The allowance for loan losses as a percent of total loans was 1.31% at September 30, 2008 compared to 1.02% at December 31, 2007. For the first three quarters of 2008, the Bank recognized $426,000 in net charged-off loans compared to $304,000 of net charge-offs in the same period of 2007.

Other income for the three months ended September 30, 2008 was $1,728,000 compared to $1,577,000 for the same quarter of 2007. Service charges on deposit accounts and point of sale income increased $103,000 or 17% and $62,000 or 26%, respectively, over the same quarter in 2007 as the results of our effort to increase the number of checking account customers continue.

Other income for the nine months ended September 30, 2008 was $5,527,000 compared to $3,281,000 for the same period of 2007. Excluding the items related to the restructuring during the first and second quarters of 2007, other income would have been $4,759,000. On an adjusted basis, the nine-month period in 2008 would have exceeded 2007 by $768,000 or over 16%.

Excluding the merger related charges and goodwill elimination, other expenses were $6,390,000 for the three months ended September 30, 2008 compared to $6,331,000 for the same three months of 2007. The largest increase was in salaries and employee benefits totaling $3,168,000 for the third quarter of 2008 compared to $3,009,000 during the same quarter of 2007, an increase of $159,000 or 5%. The primary reasons for the increase were annual salary increases and an increase in full time equivalent employees to 234 from 228 for the third quarter of 2008 compared to 2007.

Excluding the merger related charges and goodwill elimination, other expenses for the nine month period ended September 30, 2008 were $19,190,000 compared to $18,463,000 for the same period in 2007 or an increase of 4%. Salaries and benefits increased $623,000 or 7%. The primary reasons for the increase were similar to the quarterly explanation above. Data processing costs increased to $2,107,000 for the nine months compared to $1,904,000 in the same period of 2007 or 11%. This increase was the direct result of additional new checking account relationships added through our marketing campaign begun late in the first quarter of 2007. Advertising and business development expenses declined by $151,000 or 17% to $727,000 for the nine months ended September 30, 2008 compared to the same period in 2007. This was the result of reducing the costs of our direct marketing program during the second quarter of 2008.

Lincoln Bancorp and Lincoln Bank are headquartered in Plainfield, Indiana with additional offices in Avon, Bargersville, Brownsburg, Crawfordsville, Frankfort, Franklin, Greenwood, Mooresville, Morgantown, Nashville and Trafalgar. The Bank also has two loan production offices located in Carmel and Greenwood, Indiana.

First Merchants Corporation has filed a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which includes the proxy statement that will be mailed to Lincoln's shareholders. This Registration Statement has not yet been declared effective by the SEC. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants are available free of charge from the Secretary of First Merchants at 200 E. Jackson Street, Muncie, IN 47305, telephone (765) 747-1500. Documents filed with the SEC by Lincoln are available free of charge from the Secretary of Lincoln at 905 Southfield Drive, Plainfield, IN 46168, telephone
(317) 839-6539. INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

First Merchants and Lincoln and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. Information about the participants may be obtained through the SEC's website from the definitive proxy statement filed with the SEC on March 19, 2008, with respect to First Merchants and the definitive proxy statement filed with the SEC on March 13, 2008, with respect to Lincoln.

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. Lincoln and the Bank intend such forward-looking statements to be covered in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in our most recent annual reports on Form 10-K, which disclosures we incorporate by reference in this release. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.
                                      ###



For additional information, contact:

Jerry R. Engle, President / CEO
Lincoln Bancorp
317-839-6539

                             LINCOLN BANCORP
           SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                               (Unaudited)
            (Dollars in Thousands, Except Per Share Amounts)
                                                                                                       September 30    December 31
                                                                                                           2008           2007
                                                                                                      -------------   -------------
Balance Sheet Data:
     Total assets                                                                                         $ 831,106      $ 889,314
     Loans, net (including loans held for sale)                                                             628,627        639,791
     Cash and cash equivalents                                                                               14,109         13,115
     Investment securities available for sale                                                               124,380        150,406
     Deposits                                                                                               594,458        656,405
     Securities sold under repurchase agreements                                                             14,843         16,767
     Borrowings                                                                                             140,258        109,177
     Stockholders' equity                                                                                    71,621         98,986

     Shares outstanding                                                                                   5,403,515      5,312,981
     Equity to assets                                                                                         8.62%         11.13%
     Non-performing assets to total assets                                                                    1.71%          0.95%
     Non-performing loans to total loans                                                                      2.08%          1.22%
     Allowance for loan losses to total loans                                                                 1.31%          1.02%


                                                                    Three Months Ended September 30   Nine Months Ended September 30
                                                                           2008            2007            2008           2007
                                                                      -------------  -------------   -------------   -------------
Operating Data:
     Interest and Dividend Income:
        Loans                                                               $ 9,723       $ 11,083        $ 30,059        $ 33,052
        Investment securities                                                 1,667          2,372           5,241           6,593
        Deposits with financial institutions and federal funds sold              14             47              59             363
        Dividend income                                                         116             99             352             302
                                                                      -------------  -------------   -------------   -------------
           Total interest and dividend income                                11,520         13,601          35,711          40,310
                                                                      -------------  -------------   -------------   -------------
     Interest Expense:
        Deposits                                                              4,019          6,953          13,792          20,466
        Borrowings                                                            1,349          1,147           3,862           3,646
                                                                      -------------  -------------   -------------   -------------
           Total interest expense                                             5,368          8,100          17,654          24,112
                                                                      -------------  -------------   -------------   -------------
     Net Interest Income                                                      6,152          5,501          18,057          16,198
        Provision for loan losses                                               356            150           2,162             457
                                                                      -------------  -------------   -------------   -------------
     Net Interest Income After Provision for Loan Losses                      5,796          5,351          15,895          15,741
                                                                      -------------  -------------   -------------   -------------
     Other Income:
        Service charges on deposit accounts                                     724            621           2,061           1,807
        Net gains (losses) on sales of loans                                    243            217           1,033            (956)
        Net realized and unrealized gains (losses) on sales of securities         -             14              70             (39)
        Point of sale income                                                    300            238             860             666
        Loan servicing fees                                                      89             98             275             250
        Increase in cash value of life insurance                                206            213             615             636
        Other                                                                   166            176             613             917
                                                                      -------------  -------------   -------------   -------------
           Total other income                                                 1,728          1,577           5,527           3,281
                                                                      -------------  -------------   -------------   -------------
     Other Expenses:
        Salaries and employee benefits                                        3,168          3,009           9,797           9,174
        Net occupancy expenses                                                  595            632           1,852           1,769
        Equipment expenses                                                      380            420           1,202           1,265
        Data processing fees                                                    734            698           2,107           1,904
        Professional fees                                                       180            329             608             650
        Advertising and business development                                    259            300             727             878
        Core deposit intangible amortization                                    121            126             362             401
        Merger related expenses including goodwill impairment                24,457              -          24,457               -
        Other                                                                   953            817           2,535           2,422
                                                                      -------------   ------------    ------------    ------------
           Total other expenses                                              30,847          6,331          43,647          18,463
                                                                      -------------   ------------    ------------    ------------
     Income (Loss) Before Income Taxes                                     (23,323)            597        (22,225)             559
     Income tax expense (benefit)                                              (15)             76            (61)            (340)
                                                                      -------------  -------------   -------------   -------------
     Net Income                                                          $ (23,308)         $ 521       $ (22,164)           $ 899
                                                                       ============  =============   =============   =============

     Basic Earnings per Share                                              $ (4.60)        $ 0.10         $ (4.39)          $ 0.18
     Diluted Earnings per Share                                            $ (4.60)        $ 0.10         $ (4.39)          $ 0.17
                                                                       ============   ============    ============    ============
Other Data:
     Interest rate spread                                                    2.80%          2.22%           2.69%           2.15%
     Net interest margin                                                     3.11%          2.69%           3.02%           2.62%
     Return on average assets                                              -10.84%          0.23%          -3.40%           0.13%
     Return on average equity                                              -96.36%          2.11%         -30.06%           1.21%